Exhibit 99.1

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31, 2024	September 30, 2023
ASSETS
CURRENT ASSETS
Cash	$717,879	$112,751
Short-term investments	-	65
Accounts receivable, net	8,108,271	4,602,466
Inventories, net	1,437,180	987,287
Advance to suppliers, net	15,414,883	15,117,191
Acquisition deposit	1,000,000	1,000,000
Prepaid expenses and other current assets	1,583,606	2,363,704
TOTAL CURRENT ASSETS	28,261,819	24,183,464

Property, plant and equipment, net	20,613,211	21,064,043
Intangible assets, net	992,544	995,227
Right-of-use lease assets, net	199,679	312,067
Deferred tax assets, net	12,672	1,335
TOTAL ASSETS	$50,079,925	$46,556,136

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$4,617,414	$2,509,890
Current portion of long-term loans	473,111	419,610
Accounts payable	1,284,816	1,404,937
Due to related parties	188,640	83,380
Taxes payable	2,523,163	2,718,687
Deferred revenue	497,937	106,514
Accrued expenses and other current liabilities	1,797,826	2,140,900
Operating lease liability, current	202,552	227,297
TOTAL CURRENT LIABILITIES	11,585,459	9,611,215

Long-term loans	1,176,624	871,368
Operating lease liability, noncurrent	-	91,720
TOTAL LIABILITIES	$12,762,083	$10,574,303

COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 14,138,662 and 11,738,662 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively	1,414	1,174
Additional paid in capital	19,097,652	18,088,056
Statutory reserve	2,372,871	2,372,871
Retained earnings	18,693,477	18,703,996
Accumulated other comprehensive income	(3,470,975)	(3,681,445)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	36,694,439	35,484,652
Non-controlling interest	623,403	497,181
TOTAL SHAREHOLDERS’ EQUITY	37,317,842	35,981,833
TOTAL LIABILITIES AND EQUITY	$50,079,925	$46,556,136

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2024	2023
REVENUE	$10,183,553	$14,149,967
COST OF REVENUE	(7,215,116)	(9,432,619)
GROSS PROFIT	2,968,437	4,717,348

OPERATING EXPENSES
Selling expenses	(103,096)	(136,164)
General and administrative expenses	(1,890,452)	(1,465,955)
Research and development expenses	(890,384)	(129,995)
Total operating expenses	(2,883,932)	(1,732,114)

INCOME FROM OPERATIONS	84,505	2,985,234

OTHER INCOME (EXPENSES)
Interest income	161	8,732
Interest expense	(143,747)	(178,557)
Unrealized foreign transaction exchange loss (gain)	(2,747)	8,452
Government subsidies	61,081	11,916
Income from short-term investments	-	-
Other income (expenses)	49,683	(223,044)
Total other expenses, net	(35,569)	(372,501)

INCOME BEFORE INCOME TAX PROVISION	48,936	2,612,733

INCOME TAX PROVISION	(90,734)	(510,077)

NET (LOSS) INCOME	(41,798)	2,102,656
Less: net loss attributable to non-controlling interest	(31,279)	(17,104)
NET (LOSS) INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$(10,519)	$2,119,760

NET (LOSS) INCOME	$(41,798)	$2,102,656

OTHER COMPREHENSIVE INCOME
Total foreign currency translation adjustment	367,971	1,071,621
TOTAL COMPREHENSIVE INCOME	326,173	3,174,277
Less: comprehensive loss attributable to non-controlling interest	126,222	(17,104)
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$199,951	$3,191,381

(LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO BON NATURAL LIFE LIMITED
Basic	$(0.00)	$0.24
Diluted	$(0.00)	$0.24

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	12,857,018	8,918,309
Diluted	12,857,018	8,979,243

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED)

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	reserve	earnings	loss	equity	interest	equity
Balance at September 30, 2022	8,396,226	$840	$15,711,450	$1,804,116	$14,676,769	$(2,631,171)	$29,562,004	$530,492	$30,092,496
Issuance of ordinary shares in a private placement, net	2,750,000	275	2,199,725				2,200,000		2,220,000
Share-based compensation			35,000				35,000		35,000
Net income					2,119,760		2,119,760	(17,104)	2,102,656
Foreign currency translation adjustment						1,071,621	1,071,621		1,071,621

Balance at March 31, 2023	11,146,226	$1,115	$17,946,175	$1,804,116	$16,796,529	$(1,559,550)	$34,988,384	$513,387	$35,501,771

Balance at September 30, 2023	11,738,662	$1,174	$18,088,056	$2,372,871	$18,703,996	$(3,681,445)	$35,484,652	$497,181	$35,981,833
Share-based compensation	2,400,000	240	1,009,596				1,009,836		1,009,836
Net loss					(10,519)		(10,519)	(31,279)	(41,798)
Foreign currency translation adjustment						210,470	210,470	157,501	367,971

Balance at March 31, 2024	14,138,662	$1,414	$19,097,652	$2,372,871	$18,693,477	$(3,470,975)	$36,694,439	$623,403	$37,317,842

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2024	2023
Cash flows from operating activities
Net (loss) income	$(41,798)	$2,102,656
Adjustments to reconcile net income to cash provided by operating activities
Allowance for doubtful accounts	21,441	-
Depreciation and amortization	686,038	282,888
Inventory reserve	58,349	105,314
Deferred income tax	(11,345)	(25,749)
Amortization of operating lease right-of-use assets	115,882	114,179
Share-based compensation	1,009,836	35,000
Unrealized foreign currency exchange loss (gain)	2,747	(8,452)
Changes in operating assets and liabilities:
Accounts receivable	(3,464,205)	(2,198,450)
Inventories	(498,736)	(124,601)
Advance to suppliers, net	(160,908)	(3,353,433)
Prepaid expenses and other current assets	801,781	(3,595,458)
Accounts payable	(135,111)	100,386
Operating lease liabilities	(120,040)	(115,170)
Taxes payable	(224,459)	386,510
Deferred revenue	391,057	781,183
Accrued expenses and other current liabilities	(314,702)	3,335,205
Net cash used in operating activities	(1,884,173)	(2,177,992)

Cash flows from investing activities
Purchase of property and equipment	(693)	(15,131)
Capital expenditures on construction-in-progress	-	(2,970)
Net cash used in investing activities	(693)	(18,101)

Cash flows from financing activities
Net proceeds from issuance of ordinary shares	-	2,200,000
Proceeds from short-term loans	3,619,267	259,767
Proceeds from long-term loans	854,514	-
Repayment of short-term loans	(1,534,052)	(79,165)
Repayment of long-term loans	(508,629)	(437,412)
Proceeds from (repayment of) borrowings from related parties	80,752	(1,038)
Repayment of capital lease	-	(27,236)
Net cash provided by financing activities	2,511,853	1,914,916

Effect of changes of foreign exchange rates on cash	(21,858)	(17,412)
Net increase (decrease) in cash	605,128	(298,589)
Cash, beginning of period	112,751	840,861
Cash, end of period	$717,879	$542,272

Supplemental disclosure of cash flow information
Cash paid for interest expense	$143,747	$178,557
Cash paid for income tax	$-	$500,251
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$24,000	$35,000
Right-of-use assets obtained in exchange for operating lease obligations	$-	$458,181